DOCUMENT
TYPE SC 13D
<SEQUENCE>1
<FILENAME>g13pksb.txt
DESCRIPTION 13D
TEXT
SUBMISSION:
TYPE:  SC 13D
FILING DATE:  20101019

COMPANY DATA:
CONFORMED NAME:  North Star Investment Management Corp.
CIK:  0001342857
CCC:  kampf53#
IRS NUMBER: 36-4467498
STATE OF INCORPORATION:  DE
FISCAL YEAR END:  1231

FILING VALUES:
FORM TYPE:  SC 13D
ACT:  34

SUBMISSION CONTACT:
NAME:  . Peter G. Contos II
PHONE: 312-580-1056

BUSINESS ADDRESS:
STREET1:  20 N. Wacker Drive, Suite 1416
CITY:  Chicago
STATE:  IL
ZIP:  60606

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                       ROCK OF AGES CORPORATION
                           (Name of Issuer)

                             Common Stock CLASS A
                      (Title of Class of Securities)

                               772632105
                             (CUSIP NUMBER)

                               0001335249
         		  (CENTRAL INDEX KEY)

		  	       DELAWARE
		       (STATE OF INCORPORATION)

			      DECEMBER 31
			   (FISCAL YEAR END)


                   3281 CUT STONE AND STONE PRODUCTS
		  (STANDARD INDUSTRIAL CLASSIFICATION)

			       03-0153200
        		      (IRS NUMBER)

	         	     October 19, 2010
	  (Date of Event Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO.   772632105


                           SCHEDULE 13D


1. NAME OF REPORTING PERSON & I.R.S. IDENTIFICATION NO.

   NORTH STAR INVESTMENT MANAGEMENT CORP. I.R.S. 36-4467498

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [   ]
N/A                 (b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS  2(d) or 2(e)       [  ]

6. CITIZENSHIP OF PLACE OR ORGANIZATION

   DELAWARE

NUMBER OF        7.    SOLE VOTING POWER         739,551
SHARES
BENEFICIALLY     8.    SHARED VOTING POWER         0
OWNED BY
EACH             9.    SOLE DISPOSITIVE POWER    739,551
REPORTING
PERSON WITH	10.   SHARED DISPOSITIVE POWER     0

11. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   739,551

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 15.4%

14. TYPE OF REPORTING PERSON*	IA

ITEM 1. SECURITY and ISSURER

This statement relates to the Common Stock Class "A" of Rock of Ages Corporation (Rock of Ages), a Delaware corporation which has its principal executive offices at 560 Graniteville Road, Granitieville Vermont, 05654,(802) 476-3121.


ITEM 2 IDENTITY and BACKGROUND

This statement is being jointly filed by the following persons
(Reporting Persons):

North Star Investment Management Corporation (NSIMC) A Delaware Corporation
           primarily engaged in Investment Advisory Services. NSIMC is affilliated with KGSVF, NSOF and NSISI.

KUBY GOTTLIEB SPECIAL VALUE FUND LP (KGSVF) An Illinois Limited Partnership.
           NSIMC offers advise with respect to the purchase of interests of the KGSVF, which invests primarily in micro-cap value securities. KGSVF is affiliated with NSIMC, NSOF and NSISI.

NORTH STAR OPPORTUNITY FUND LP (NSOF) An Illinois Limited Partnership.
	   NSIMC offers advise with respect to the purchase on interests of the NSOF, which invests in a broad range of securities. NSOF is affiliated with NSIMC, KGSVF and NSISI.

NORTH STAR INVESTMENT SERVICES, INC. (NSISI), A Michigan Corporation. An
           Introducing Broker Dealer conducting securities transactions for NSIMC, KGSVF, and NSOF. NSISI is affiliated with NSIMC, KGSVF and NSOF.

During the past five years, none of the Reporting Persons have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoning future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.



ITEM 3 SOURCE and AMOUNT of FUNDS or Other Considerations

NSIMC used funds (Working Capital) from KGSVF and NSOF and other advisory accounts, to purchase Rock of Ages Corporation Common Stock Class "A".


ITEM 4 PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Rock of Ages Common Stock Class "A" reported herein as part of their investment activities because the shares are viewed as an attractive investment. The Reporting Persons intend to review and consider their investment in Rock of Ages Common Stock Class "A" and may, from time to time, depending on their evaluation of the business, or other such considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Rock of Ages Common Stock Class "A".
As part of such review and evaluation, the Reporting Persons may hold discussion with Rock of Ages' management and directors, other shareholders, and other interested parties. To that end, the Reporting Persons submitted the letter in Item 7. expressing to Rock of Ages's Board of Directors the Reporting Persons current opinions on certain corporate governance issues. Except as otherwise described in this Item 4., the Reporting Persons do not now have plans or proposals that relate to or would result in any other action set forth in Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to Rock of Ages and to take action with respect thereto.


ITEM 5 INTERESTS in SECURITIES of the ISSURER

As of the date, hereof, NSIMC directly controls advisory accounts, which own 739,551 shares, KGSVF owns 446,633 shares, NSOF owns 164,700 shares of Rock of Ages Common Stock Class "A" with sole voting power of 739,551 shares. There are 739,551 shares of Rock of Ages Common Stock Class "A" in NSIMC client advisory accounts, who vote their shares.

NSIMC has sole dispositive power over 739,551 shares.

Ths information concerning percentages of ownership set forth below is based on 4,812,342 shares of Rock of Ages Common Stock Class "A" reported outstanding as of August 13, 2010 in Rock of Ages's Form 10Q.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit A, hereto.

No other person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any the shares of Common Stock reported herein.


ITEM 6 CONTRACTS. ARRANGEMENTS, UNDERSTANDINGS or RELATIONSHIPS with RESPECT to SECURITIES of the ISSURER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons - other than the governing documents of NSIMC, KGSVF, NSOF, NSISI - nor between or among any other person with respect to any securities of Rock of Ages.



ITEM 7 MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT A  Transactions in the last 60 days


Trade Date   Security     Transaction  Shares      Total


(none)



EXHIBIT B

A letter, dated October 19, 2010 was sent from North Star Investment Management Corporation to Rock of Ages Corporation via Express Delivery:-


October 19, 2010


The Board of Directors
Attn: Richard C. Kimball, Secretary
Rock of Ages Corp.
560 Graniteville Road
Graniteville, VT 05654

Dear Sirs & Madam,

North Star Investment Management Corporation is in support of the recently announced $ 5.25 a share merger agreement between Rock of Ages Corporation and Swenson Granite Corporation. Noth Star Investment Corporation intends to vote in favor of the merger and tender the shares for which the Firm holds voting authority.

Clients of Noth Star Investment Management Corporation affiliates may own shares of Rock of Ages Corporation. North Star Investment Management Corporation does not have dispositive or voting power of these shares. These clients may or may not retain ownership in Rock of Ages Corporation, vote in favor of the proposed transaction or tender their shares.

Sincerely,




__________________________ 		__________________________
Peter Gottlieb					Eric Kuby


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010


NORTH STAR INVESTMENT MANAGEMENT CORP.

By:  /S/ PETER D. GOTTLIEB
----------------------------------
PETER D. GOTTLIEB, President & CEO

By:  /S/ PETER G. CONTOS II
----------------------------------
PETER G. CONTOS II
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